SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: March 31, 2019

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	FRONTIER FUNDS; FRONTIER DIVERSIFIED FUND; FRONTIER MASTERS FUND; FRONTIER LONG/SHORT COMMODITY FUND; FRONTIER BALANCED FUND; FRONTIER SELECT FUND; FRONTIER GLOBAL FUND; FRONTIER HERITAGE FUND
Former name if applicable
Address of principal executive office	c/o Frontier Fund Management LLC 25568 Genesee Trail Road

City, state and zip code	Golden, Colorado 80401

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Frontier Funds (the “Trust”) was unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2019 (the “Form 10-Q”) by the prescribed filing deadline of 5:30 pm EDT on May 15, 2019 without unreasonable effort and expense. The delay in filing the Form 10-Q resulted from delays in compiling certain necessary information to complete the closing procedures for the Form 10-Q and to prepare a complete filing of the Form 10-Q prior to the 5:30 pm EDT filing deadline.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Patrick Kane	(303) 454-5500
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes          ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes          ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FRONTIER FUNDS; FRONTIER DIVERSIFIED FUND; FRONTIER MASTERS FUND; FRONTIER LONG/SHORT COMMODITY FUND; FRONTIER BALANCED FUND; FRONTIER SELECT FUND; FRONTIER GLOBAL FUND; FRONTIER HERITAGE FUND

Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2019	By:	/s/ Patrick J. Kane
Patrick J. Kane
Chairman and Chief Financial Officer of Frontier Fund Management LLC, the Managing Owner of Frontier Funds